Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Alder BioPharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

014339105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 014339105

(1)	Names of reporting persons H.I.G. Ventures – Alder, LLC[1]
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,581,976[2]
(7) Sole dispositive power 0
(8) Shared dispositive power 2,581,976[2]
(9)	Aggregate amount beneficially owned by each reporting person 2,581,976[2]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.9%[3]
(12)	Type of reporting person (see instructions) PN

[1]	H.I.G. Ventures – Alder, LLC, H.I.G.-GPII, Inc., Anthony Tamer, Sami Mnaymneh and Aaron Davidson are members of a group for purposes of this Schedule 13G.
[2]	Represents 2,581,976 shares held by H.I.G. Ventures - Alder, LLC. H.I.G.-GPII, Inc. is the manager of H.I.G. Ventures - Alder, LLC, and has shared voting and dispositive power with respect to the shares held by H.I.G. Ventures - Alder, LLC. H.I.G.-GPII, Inc. disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. Sami Mnaymneh and Anthony Tamer, the co-presidents, directors and sole shareholders of H.I.G.-GPII, Inc., have shared voting and dispositive power with respect to the shares held by H.I.G. Ventures - Alder, LLC. Messrs. Tamer and Mnaymneh may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in such securities. Aaron Davidson is a Managing Director of an affiliate of H.I.G. Ventures - Alder, LLC. Mr. Davidson has no voting or investment power over and disclaims beneficial ownership of the shares held by H.I.G. Ventures - Alder, LLC except to the extent of any pecuniary interest in such securities.
[3]	This percentage is calculated based upon 36,946,247 shares of the Issuer’s Common Stock outstanding, comprised of 30,946,247 shares of Common Stock outstanding as of November 30, 2014 and an additional 6,000,000 shares of Common Stock to be outstanding pursuant to the Issuer’s registered offering, as reported in the Issuer’s Form 424B4 (Prospectus) filed with the Securities and Exchange Commission on January 8, 2015.

CUSIP No. 014339105

(1)	Names of reporting persons H.I.G.-GPII, Inc.[1]
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,581,976[2]
(7) Sole dispositive power 0
(8) Shared dispositive power 2,581,976[2]
(9)	Aggregate amount beneficially owned by each reporting person 2,581,976[2]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.9%[3]
(12)	Type of reporting person (see instructions) PN

[1]	H.I.G. Ventures – Alder, LLC, H.I.G.-GPII, Inc., Anthony Tamer, Sami Mnaymneh and Aaron Davidson are members of a group for purposes of this Schedule 13G.
[2]	Represents 2,581,976 shares purchased by H.I.G. Ventures - Alder, LLC. H.I.G.-GPII, Inc. is the manager of H.I.G. Ventures - Alder, LLC, and has shared voting and dispositive power with respect to the shares held by H.I.G. Ventures - Alder, LLC. H.I.G.-GPII, Inc. disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. Sami Mnaymneh and Anthony Tamer, the co-presidents, directors and sole shareholders of H.I.G.-GPII, Inc., have shared voting and dispositive power with respect to the shares held by H.I.G. Ventures - Alder, LLC. Messrs. Tamer and Mnaymneh may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in such securities. Aaron Davidson is a Managing Director of an affiliate of H.I.G. Ventures - Alder, LLC. Mr. Davidson has no voting or investment power over and disclaims beneficial ownership of the shares held by H.I.G. Ventures - Alder, LLC except to the extent of any pecuniary interest in such securities.
[3]	This percentage is calculated based upon 36,946,247 shares of the Issuer’s Common Stock outstanding, comprised of 30,946,247 shares of Common Stock outstanding as of November 30, 2014 and an additional 6,000,000 shares of Common Stock to be outstanding pursuant to the Issuer’s registered offering, as reported in the Issuer’s Form 424B4 (Prospectus) filed with the Securities and Exchange Commission on January 8, 2015.

CUSIP No. 014339105

(1)	Names of reporting persons Sami Mnaymneh[1]
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,581,976[2]
(7) Sole dispositive power 0
(8) Shared dispositive power 2,581,976[2]
(9)	Aggregate amount beneficially owned by each reporting person 2,581,976[2]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.9%[3]
(12)	Type of reporting person (see instructions) IN

[1]	H.I.G. Ventures – Alder, LLC, H.I.G.-GPII, Inc., Anthony Tamer, Sami Mnaymneh and Aaron Davidson are members of a group for purposes of this Schedule 13G.
[2]	Represents 2,581,976 shares purchased by H.I.G. Ventures - Alder, LLC. H.I.G.-GPII, Inc. is the manager of H.I.G. Ventures - Alder, LLC, and has shared voting and dispositive power with respect to the shares held by H.I.G. Ventures - Alder, LLC. H.I.G.-GPII, Inc. disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. Sami Mnaymneh and Anthony Tamer, the co-presidents, directors and sole shareholders of H.I.G.-GPII, Inc., have shared voting and dispositive power with respect to the shares held by H.I.G. Ventures - Alder, LLC. Messrs. Tamer and Mnaymneh may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in such securities. Aaron Davidson is a Managing Director of an affiliate of H.I.G. Ventures - Alder, LLC. Mr. Davidson has no voting or investment power over and disclaims beneficial ownership of the shares held by H.I.G. Ventures - Alder, LLC except to the extent of any pecuniary interest in such securities.
[3]	This percentage is calculated based upon 36,946,247 shares of the Issuer’s Common Stock outstanding, comprised of 30,946,247 shares of Common Stock outstanding as of November 30, 2014 and an additional 6,000,000 shares of Common Stock to be outstanding pursuant to the Issuer’s registered offering, as reported in the Issuer’s Form 424B4 (Prospectus) filed with the Securities and Exchange Commission on January 8, 2015.

CUSIP No. 014339105

(1)	Names of reporting persons Anthony Tamer[1]
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,581,976[2]
(7) Sole dispositive power 0
(8) Shared dispositive power 2,581,976[2]
(9)	Aggregate amount beneficially owned by each reporting person 2,581,976[2]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.9%[3]
(12)	Type of reporting person (see instructions) IN

[1]	H.I.G. Ventures – Alder, LLC, H.I.G.-GPII, Inc., Anthony Tamer, Sami Mnaymneh and Aaron Davidson are members of a group for purposes of this Schedule 13G.
[2]	Represents 2,581,976 shares purchased by H.I.G. Ventures - Alder, LLC. H.I.G.-GPII, Inc. is the manager of H.I.G. Ventures - Alder, LLC, and has shared voting and dispositive power with respect to the shares held by H.I.G. Ventures - Alder, LLC. H.I.G.-GPII, Inc. disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. Sami Mnaymneh and Anthony Tamer, the co-presidents, directors and sole shareholders of H.I.G.-GPII, Inc., have shared voting and dispositive power with respect to the shares held by H.I.G. Ventures - Alder, LLC. Messrs. Tamer and Mnaymneh may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in such securities. Aaron Davidson is a Managing Director of an affiliate of H.I.G. Ventures - Alder, LLC. Mr. Davidson has no voting or investment power over and disclaims beneficial ownership of the shares held by H.I.G. Ventures - Alder, LLC except to the extent of any pecuniary interest in such securities.
[3]	This percentage is calculated based upon 36,946,247 shares of the Issuer’s Common Stock outstanding, comprised of 30,946,247 shares of Common Stock outstanding as of November 30, 2014 and an additional 6,000,000 shares of Common Stock to be outstanding pursuant to the Issuer’s registered offering, as reported in the Issuer’s Form 424B4 (Prospectus) filed with the Securities and Exchange Commission on January 8, 2015.

CUSIP No. 014339105

(1)	Names of reporting persons Aaron Davidson[1]
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,581,976[2]
(7) Sole dispositive power 0
(8) Shared dispositive power 2,581,976[2]
(9)	Aggregate amount beneficially owned by each reporting person 2,581,976[2]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.9%[3]
(12)	Type of reporting person (see instructions) IN

[1]	H.I.G. Ventures – Alder, LLC, H.I.G.-GPII, Inc., Anthony Tamer, Sami Mnaymneh and Aaron Davidson are members of a group for purposes of this Schedule 13G.
[2]	Represents 2,581,976 shares purchased by H.I.G. Ventures - Alder, LLC. H.I.G.-GPII, Inc. is the manager of H.I.G. Ventures - Alder, LLC, and has shared voting and dispositive power with respect to the shares held by H.I.G. Ventures - Alder, LLC. H.I.G.-GPII, Inc. disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. Sami Mnaymneh and Anthony Tamer, the co-presidents, directors and sole shareholders of H.I.G.-GPII, Inc., have shared voting and dispositive power with respect to the shares held by H.I.G. Ventures - Alder, LLC. Messrs. Tamer and Mnaymneh may be deemed to be indirect beneficial owners of the reported securities, but disclaim beneficial ownership in the securities, except to the extent of any pecuniary interest in such securities. Aaron Davidson is a Managing Director of an affiliate of H.I.G. Ventures - Alder, LLC. Mr. Davidson has no voting or investment power over and disclaims beneficial ownership of the shares held by H.I.G. Ventures - Alder, LLC except to the extent of any pecuniary interest in such securities.
[3]	This percentage is calculated based upon 36,946,247 shares of the Issuer’s Common Stock outstanding, comprised of 30,946,247 shares of Common Stock outstanding as of November 30, 2014 and an additional 6,000,000 shares of Common Stock to be outstanding pursuant to the Issuer’s registered offering, as reported in the Issuer’s Form 424B4 (Prospectus) filed with the Securities and Exchange Commission on January 8, 2015.

Page 7 of 10 Pages

Item 1(a)	Name of issuer:

Alder BioPharmaceuticals, Inc.

Item 1(b) Address of issuer’s principal executive offices:

11804 North Creek Parkway South

Bothell, WA 98011

2(a) Name of person filing:

H.I.G. Ventures – Alder, LLC

H.I.G.-GPII, Inc.

Sami Mnaymneh

Anthony Tamer

Aaron Davidson

2(b) Address or principal business office or, if none, residence:

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

2(c) Citizenship:

H.I.G. Ventures – Tranzyme, LLC is a Delaware limited liability company.

H.I.G.-GPII, Inc. is a Delaware corporation.

Sami Mnaymneh is a United States citizen.

Anthony Tamer is a United States citizen.

Aaron Davidson is a United States citizen.

2(d) Title of class of securities:

Common Stock

2(e) CUSIP No.:

014339105

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

H.I.G. Ventures – Alder, LLC

By:	/s/ Richard H. Siegel
Richard H. Siegel
Vice President and General Counsel

H.I.G.–GPII, Inc.

By:	/s/ Richard H. Siegel
Richard H. Siegel
Vice President and General Counsel

/s/ Anthony Tamer Anthony Tamer

/s/ Sami Mnaymneh Sami Mnaymneh

/s/ Aaron Davidson Aaron Davidson